FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on November 4, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 4, 2004	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: November 4th, 2004

URL: http://www.komatsu.com/

Consolidated Interim Business Results

for Fiscal Year 2005 Ending March 31, 2005 (US GAAP)

1. Results for the First Half of the Fiscal Year Ending March 31, 2005

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

Millions of yen & US dollars

except per share amounts

	First half ended September 30, 2004			First half ended September 30, 2003	Changes Increase		The entire FY ended March 31, 2004
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	¥683,976	6,218		¥567,671	116,305	20.5	1,196,418
Operating profit	46,169	420		28,242	17,927	63.5	65,926
Income before income taxes, minority interests and equity in earnings	48,200	438		21,492	26,708	124.3	27,036
Net income	26,023	237		9,410	16,613	176.5	26,963
Net income per share (Yen)
Basic	¥26.23	23.85	¢	¥9.48	16.75	—	¥27.17
Diluted	¥26.22	23.84	¢	¥9.36	16.86	—	¥27.16

Notes:	1)	Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.
	2)	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for fiscal 2005 at the rate of ¥110 to $1, the approximate rate of exchange at September 30, 2004.
	3)	Equity in earnings (losses) of affiliated companies:

September 30, 2004:	684 million yen
September 30, 2003:	(598) million yen
March 31, 2004:	247 million yen

4)	The numbers of average common shares outstanding were as follows:

September 30, 2004:	992,006,036
September 30, 2003:	992,484,365
March 31, 2004:	992,483,580

5)	Accounting policies were not changed.
6)	Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share.”
7)	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Total assets (Millions of yen)	1,390,125	1,300,740	1,348,645
Shareholders’ equity (Millions of yen)	447,521	405,479	425,507
Shareholders’ equity ratio (%)	32.2	31.2	31.6
Shareholders’ equity per share (Yen)	451.46	408.57	428.73

Notes:	1)	The numbers of common shares outstanding were below:

September 30, 2004:	991,267,779
September 30, 2003:	992,446,014
March 31, 2004:	992,488,276

(3) Cash Flow

Millions of yen

	First half ended September 30, 2004	First half ended September 30, 2003	The entire FY ended March 31, 2004
Net cash provided by operating activities	54,110	69,651	117,290
Net cash (used in) investing activities	(14,092)	(14,690)	(40,931)
Net cash provided by (used in) financing activities	(47,756)	(33,981)	(78,971)
Cash and cash equivalents, end of period	64,647	95,963	71,406

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries: 144 companies

•	Number of affiliated companies accounted for by the equity method: 44 companies

Changes in group of entities

•	Consolidated subsidiaries

Added:	6 companies
Removed:	3 companies

•	Affiliated Companies accounted for by the equity method

Removed:	2 companies

2. Projections for the Entire Fiscal Year ending March 31, 2005

(From April 1, 2004 to March 31, 2005)

Millions of yen

	Net sales	Income before income taxes	Net income
The entire fiscal year	1,400,000	90,000	50,000

Notes:	1)	Forecast of net income per share (basic): 50.44 yen
	2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections for fiscal year 2005 above and other related issues.

Operations of the Business Group

(As of September 30, 2004)

Business Categories and Principal Products & Services

Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

Forestry Equipment	Harvesters, forwarders, feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws, trimmers/brushcutters

Others	Commercial-use prefabricated structures

Electronics

Electronic Materials	Silicon wafers and polycrystalline silicon, and monosilane gas

Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, mobile tracking and communication terminals

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction & Mining Equipment>
Komatsu Zenoah Co.
Komatsu Diesel Co., Ltd.
Komatsu Used Equipment Corp.
Komatsu Castex Ltd.
Komatsu Safety Training Center Ltd.
Komatsu Cummins Engine Co., Ltd.
Komatsu Hokkaido Ltd.
Komatsu Tokyo Ltd.
Komatsu Kinki Ltd.
Komatsu Chugoku Ltd.
Komatsu Nishi Nihon Ltd.
Komatsu Rental Tokyo Ltd.
Komatsu Rental Chugoku Ltd.
and other 49 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Forklift Co., Ltd.
Komatsu Industries Corporation
Komatsu Machinery Corporation
Komatsu Logistics Corp.
Komatsu House Co., Ltd.
Komatsu Engineering Corp.
Komatsu General Services Ltd.
Komatsu Business Support Ltd.
QUALICA, Inc.
and other 30 companies
<Electronics>
Komatsu Electronic Metals Co., Ltd.
Komatsu Electronics, Inc.
KomatsuTriLink Ltd.
GIGAPHOTON, Inc.
[The Americas]
Komatsu America Corp.
Komatsu Latin-America Ltd.
<Construction & Mining Equipment>
Modular Mining Systems, Inc.
Komatsu Mexicana de C.V.
Komatsu do Brasil Ltda.
Komatsu Cummins Chile Ltda.
Cummins Komatsu Engine Company
and other 22 companies
<Industrial Machinery, Vehicles and Others>
Komatsu America Industries LLC
Komatsu Finance America Inc.
and other 4 companies
<Electronics>
Komatsu Silicon America, Inc.
Advanced Silicon Materials LLC
Solar Grade Silicon LLC
[Asia, Oceania and Africa]
Komatsu (China) Ltd.
Komatsu Australia Holdings Pty., Ltd.
<Construction & Mining Equipment>
Komatsu Asia & Pacific Pte Ltd
Komatsu Indonesia Tbk
Bangkok Komatsu Ltd.
Komatsu (Changzhou) Construction Machinery Corp.
Komatsu (Changzhou) Foundry Corp.
Komatsu Shantui Construction Machinery Co., Ltd.
Komatsu Australia Pty. Ltd.
Komatsu Southern Africa (Pty) Ltd.
L&T-Komatsu Limited
and other 7 companies
<Industrial Machinery, Vehicles and Others>
5 of manufacturing & sales companies
<Electronics>
Formosa Komatsu Silicon Corporation
[Europe]
Komatsu Europe International N.V.
<Construction & Mining Equipment>
Komatsu Europe Coordination Center N.V.
Komatsu UK Ltd.
Komatsu Hanomag AG
Komatsu Deutshland GmbH
Komatsu Utility Europe S.p.A.
Komatsu Italia S.p.A
Komatsu Mining Germany GmbH
Komatsu France S.A.
Komatsu Forest AB
and other 8 companies
<Industrial Machinery, Vehicles and Others>
Komatsu Finance (Netherlands) B.V.
and other 1 company
<Electronics>
Komatsu Silicon Europe N.V.
[Legend Symbols]
Consolidated Companies
Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components
Supply of Primary Materials

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu works to build a sound and stable financial position and flexible and agile corporate strength. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by taking payout ratio into account and reflecting business results, as it also secures sufficient internal capital for reinvestment.

3. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

4. Goals of Management Indices

Komatsu has been working to achieve the goals below in the “Move The World. KOMATSU 5-800” mid-range management plan for the fiscal year ending March 31, 2006.

Net sales	¥1,250 billion
Operating profit[1]	¥80 billion
ROA[2]	5.0%
Net debt-to-equity ratio[3]	1 or under

Notes:	1)	Operating profit stated above is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.
	2)	ROA = Income before income taxes / ((Total assets at the beginning of the year + Total assets at the end of the year) / 2)
	3)	Net DER = (Interest-bearing debt - Cash and time deposits) / Shareholders’ equity

Komatsu expects to accomplish all the goals in this fiscal year ending March 31, 2005.

5. Mid to Long-Range Management Plan and Issues Ahead

Under the mid-range management plan “Move The World. KOMATSU 5-800” with the target fiscal year ending March 31, 2006, Komatsu is placing its utmost efforts to build up a high-profit business structure by promoting the following five important management tasks: 1) To accelerate the implementation of the Growth Strategy for the Construction and Mining Equipment business; 2) To build up the “Spirit of Manufacturers” strength and technological competitiveness; 3) To facilitate selective focus on the criteria of technological advantage and profitability; 4) To reinforce Komatsu’s competitive foundation including financial position; and 5) To further strengthen corporate governance.

The market for construction and mining equipment is expanding more than anticipated. To achieve the goals of its mid-range management plan one year in advance, Komatsu is proactively and decisively taking on the challenge of even better performance in each business with which it engages.

With respect to the construction and mining equipment business, Komatsu is reinforcing its business in Greater Asia, in a broader sense of the term, which includes the Middle East and CIS (Commonwealth of Independent States: former Soviet republics) in addition to Japan, China and other Asian countries. Komatsu believes this region could grow into the key market for construction and mining equipment in the future, and thus it is strengthening its product competitiveness and customer support capabilities to make its Number One position stronger.

Although the Chinese market for construction and mining equipment is shrinking quite substantially due to the effects of the Chinese government’s credit squeeze and other measures, Komatsu expects it will grow into a prominent market over the long term. Komatsu is continuing efforts to build on its business foundation, particularly by expanding its product line-up, strengthening its distributors and training more personnel.

Concerning its production, Komatsu will work to enhance its production capability with additional investments for production at plants in Japan and abroad and through the standardization of production load among plants. Komatsu is also going to make additional investments for key components which are the source of its product competitiveness and are mainly produced in Japan, such as engines, hydraulic equipment and final gears.

Since last year Komatsu has launched “DANTOTSU” (unique and unrivaled) products which feature outstanding advantages and substantial reduction in production costs. In 2005, Komatsu will further broaden our line-up of these products. These products will be powered by its own diesel engines which meet Tier III emission controls for construction and mining equipment, as these requirements will become effective starting with the United States and Europe in 2006.

Also in the industrial machinery, vehicles and others business which includes forklift trucks, machine tools, sheet-metal machines and forging presses and agricultural and forestry equipment, Komatsu is striving to offer products, services and systems which precisely capture the needs of customers by drawing on its technological and manufacturing strengths. Komatsu is also going to take aggressive initiatives to drive sales and service operations in China and other overseas markets in order to further improve its performance.

In the electronics business, Komatsu will work to expand its production capacity, while placing efforts on product development and quality improvement of the next-generation, mainstay 300mm silicon wafers. Komatsu will also continue efforts to reduce costs steadily and improve performance.

6. Basic Stance on Corporate Governance and Progress in Implementation

(Basic Stance on Corporate Governance)

To become a company which enjoys an ever larger trust of its shareholders and all other stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

(Current State of Progress Concerning Corporate Governance)

(1) Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999 Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions from executive functions within the confines of the law. At the same time, the Company reduced the number of members of the Board of Directors so that directors would become able to discuss important management matters thoroughly and make decisions promptly.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also supervises and oversees the execution of management duties by representative and other directors strictly. Two external directors are included in the Board of Directors (ten persons as of September 30, 2004) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of September 30, 2004), Komatsu has consistently made sure that a half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

Concerning the compensation of directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since utilized the results of discussions for revisions of the compensation system for directors.

Komatsu has entered into an audit contract with an independent audit firm and receives strict audits of accounts of both non-consolidated and consolidated financial statements. The Company has also entered into consultation contracts with a multiple number of law firms, receiving advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations, correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised four times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union, with the auditors participating as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. For example, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu Group companies.

c. Current Conditions of Internal Control System

Applicable to the Sarbanes-Oxley Act of the United States of America, Komatsu is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise the management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-ranking employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad as needed, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections, and are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to identify a variety of risks surrounding companies and prevent and/or mitigate (or minimize) the impact, should a risk occur.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Concerning Director’s Remuneration System

Komatsu has reassessed the director’s remuneration system in order to link it more directly with business performance of the Company. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu will discontinue the business performance-linked bonus and pay only the basic remuneration, starting with the payment in fiscal year 2006 ending March 31, 2006.

Komatsu will also reduce and phase out the retirement bonus system for directors, auditors and executive officers.

(2) Outline of Personal, Capital or Business Relationships or Other Vested Interests between the Company and External Directors and Auditors

Two directors among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and neither of the two has any special vested relationship with the Company. One of the two external directors is Chairman of T&D Holdings, Inc., and Komatsu has a business relationship with TAIYO LIFE INSURANCE COMPANY, a subsidiary of T&D Holdings, in the form of receiving long-term loans and other matters.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

Komatsu Ltd. posted consolidated net sales of ¥683.9 billion (US$6,218 million, at US$1= ¥110) for the interim period ended September 30, 2004, up 20.5% from the previous interim period a year ago. In the construction and mining equipment business, Komatsu accelerated sales by capitalizing on expanded demand in the world’s largest market of North America and its stronghold markets of Southeast Asia, the Middle East, CIS (Commonwealth of Independent States: former Soviet republics) and some other regions. In the industrial machinery, vehicles and others business, Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corporation, Komatsu Machinery Corporation and other subsidiaries advanced interim sales by expanding sales of products with original features, coupled with growth in market demand in Japan and overseas. In the electronics business, Komatsu focused its efforts to improve product competitiveness, and reflecting good conditions of the semiconductor market, Komatsu Electronic Metals Co., Ltd. led and expanded interim sales of Komatsu’s electronics business.

Operating profit* climbed 63.5% to ¥46.1 billion (US$420 million) for the interim period. This substantial growth reflects an increase in sales, centering on the construction and mining equipment business, coupled with an effective market introduction of new products by each business. It is also attributable to the Groupwide efforts since 2001 to build up a high-profit business structure by promoting the Reform of Business Structure project.

Pre-tax income slightly more than doubled to ¥48.2 billion (US$438 million) and net income for the interim period roughly tripled to ¥26.0 billion (US$237 million), reflecting non-operating profit from the sale of land for the former Kawasaki Plant in addition to the outstanding improvement of operating profit.

On a non-consolidated basis, supported largely by a sizable advance of export sales during the interim period under review, sales advanced 28.9% over the previous interim period a year ago, to ¥246.0 billion (US$2,236 million), ordinary profit, up 80.0% to ¥17.9 billion (US$163 million) and net income, showing an increase of 60.3% to ¥8.4 billion (US$77 million). With these improvements, Komatsu recorded growth in both sales and profit for the second continuous interim periods.

Note: *	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the period under review expanded 24.1% over the previous interim period a year ago, to ¥507.4 billion (US$4,613 million). Supported by accelerated overseas sales of ¥379.1 billion (US$3,447 million) for the interim period, up 30.9%, Komatsu has set the new record-high 6-month sales.

<Japan>

While private-sector construction investments in Japan showed signs of recovery, construction investments as a whole remained sluggish during the period under review. However, thriving overseas demand for Japanese used equipment advanced their exports from Japan, which resulted in growing demand for renewals of equipment in Japan centering on hydraulic excavators, and increased demand for new equipment for the interim period over the corresponding period a year ago.

Komatsu worked to not only expand sales of new equipment but also reduce production costs and improve sales prices in response to sharply higher prices for steel and other raw materials. With respect to the rental and used equipment-coordinated business, Komatsu promoted IT-based standardization of management and business operations of affiliated companies to strengthen the rental business and improve earnings. At the same time, Komatsu also worked to expand its used equipment business mainly through Komatsu Used Equipment Corp. Reflecting these efforts above, sales in Japan increased over the previous interim period.

<The Americas>

Against the backdrop of expanded demand for mining equipment in the region and construction equipment in North America, Komatsu accelerated sales in the Americas.

In North America, Komatsu America Corp. engaged in aggressive sales activities for utility equipment such as mini excavators and skid steer loaders in addition to hydraulic excavators and articulated dump trucks. Komatsu, under the leadership of Komatsu America Corp., stepped up sales of mining equipment, centering on off-highway dump trucks. Also in the mining equipment business, Komatsu has been developing technologies for an autonomous hauling system and will begin field tests of the new system soon. As such a system is expected to reduce manpower for mining operations and enjoy demand in the areas where drivers are difficult to secure, Komatsu is working to commercialize it in the near future.

In Central and South Americas, sales of mining equipment, in particular, were strong. Komatsu positioned Latin-America Corp. to be in charge of sales and service operations in these regions, and reinforced its sales and service capabilities.

<Europe and CIS>**

In Europe where demand for construction equipment remained strong, Komatsu introduced over 20 new models including hydraulic excavators made by Komatsu UK Ltd., wheel loaders by Komatsu Hanomag GmbH, and telescopic handlers and mini excavators by Komatsu Utility Europe S.p.A. during the interim period. Komatsu Europe International N.V. led aggressive sales of these new products and Komatsu Forest AB made full-scale entry to the forestry equipment market. As a result, sales in Europe expanded substantially over the previous interim period.

Interim sales in the CIS also boosted over the previous interim period a year ago. Komatsu began shipments of over 200 units of equipment such as pipelayers and hydraulic excavators to build and repair natural gas pipelines in Turkmenistan during the interim period, while capturing expanded demand for mining equipment in Russia and Central Asian countries. As this business with the government of Turkmenistan is based on a long-term supply agreement which extends to 2010, Komatsu should continue to receive large lot orders. Komatsu has already opened a local office and is planning to open a training center. In addition, Komatsu improved its customer support capabilities for mining equipment, while reinforcing distributors in response to expanding demand for construction equipment for use in large metropolitan cities such as Moscow.

Note: **	Starting in the interim period under review, Komatsu changed the title of this section from “Europe” to “Europe and CIS.”

<China>

The construction equipment market in China, which had sustained double-digit growth rates against the thriving economy, slowed sharply in May and thereafter, adversely affected by the Chinese government’s credit squeeze measures and consolidation of industrial parks. As a result, Komatsu’s interim sales in China declined sharply from the corresponding interim period a year ago.

As prompt countermeasures for such a market change, Komatsu worked to adjust its inventories to an appropriate level by controlling production of local plants, while facilitating fixed cost reduction. Komatsu also conducted all-inclusive management of credits to secure profits.

Komatsu anticipates China will grow into a huge market in the future. While striving to sustain sales prices and conditions from a long-range perspective, Komatsu is strengthening its business foundation through reinforcement of distributors, personnel development and product line-ups.

<Asia & Oceania and the Middle East & Africa>

In addition to expanded demand for mining equipment in Asia and Oceania, demand for construction equipment, particularly medium-size hydraulic excavators, advanced sharply in Southeast Asia during the period under review. By teaming up sales and service personnel, Komatsu conducted aggressive sales activities targeting mining customers, and accelerated sales during the period. In Southeast Asia, Komatsu doubled interim sales from the corresponding period last year. In Indonesia, Komatsu won large-lot orders for mining equipment centering on large dump trucks for use in coal mines during the period.

In the Middle East, demand for construction equipment expanded substantially in oil producing countries against the backdrop of growing crude prices, and increased steadily in Turkey, whose economy has recovered. Komatsu further reinforced local sales and service capabilities including additional manpower, and boosted sales over the previous interim period. In Africa, Komatsu increased sales of mining equipment in particular.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other operations improved 6.8% over the previous interim period last year, to ¥123.2 billion (US$1,120 million).

Komatsu Forklift Co., Ltd. capitalized on expanded demand in Japan and abroad and continued to improve both sales and profits, following the corresponding interim period a year ago. In Japan, Komatsu Forklift carried out aggressive sales and service activities particularly for the well-received LEO-NXT series engine-driven forklift trucks, and worked to increase sales prices. With respect to overseas sales, the company’s U.S. subsidiary sustained strong sales, while export sales from Japan to the Middle East and Russia expanded during the interim period. In China, the company established Komatsu Forklift Manufacturing (China) Co., Ltd. to produce small-class engine-driven forklift trucks, anticipating further growth of the market.

Komatsu Industries Corporation improved both sales and profits for the period from the corresponding period last year, reflecting recovered private-sector investments. Sales of products with unique features were especially strong, such as the Hybrid AC Servo Press series and twister fine plasma cutting machines. Revenues from services also improved.

Komatsu Machinery Corporation, which had improved its business results for the last 6-month period, continued to further build on its earnings for the period under review. Supported by robust capital outlays by automobile manufacturers, interim sales of machine tools, such as crankshaft and camshaft millers, excelled. Sales of LCD (liquid crystal display) manufacturing-related equipment also accelerated.

Komatsu Zenoah Co. continued to improve sales of agricultural and forestry equipment in Japan and overseas for the interim period and renewed the record-high interim sales of these products. This improvement was contributed by excellent sales of the G3200EZ chainsaw with a unique mechanism for easy tightening of the saw and brushcutters with new models in Japan as well as new blowers and other products overseas.

Electronics

Consolidated sales from the electronics business for the interim period under review expanded 23.0% over the corresponding interim period a year ago, to ¥53.2 billion (US$484 million).

Komatsu Electronic Metals Co., Ltd. kept each plant running at a high level of production against the backdrop of robust demand for silicon wafers during the period. The company made its mainstay 200mm and discrete wafers more competitive, introduced them on the market, meeting customers’ super-high quality requirements, and focused efforts on sales activities. With respect to the next-generation 300mm wafers, the company expanded its production capacity ahead of the initial plan in light of rapid growth in demand, and set up a monthly production capability of 45,000 pieces in July this year. Furthermore, the company has been engaging in preparatory work for monthly production of 75,000 pieces in the first half period of next fiscal year. Formosa Komatsu Silicon Corporation, a subsidiary of the company in Taiwan, carried out customer-specific production and sales activities in Taiwan and other regions and expanded sales of high value-added products including annealed wafers. As a result, consolidated results of Komatsu Electronic Metals made an impressive gain from the previous interim period a year ago.

Advanced Silicon Materials LLC (ASiMI) accelerated interim sales over the corresponding period a year ago, supported by buoyant demand for monosilane gas and polycrystalline silicon. ASiMI also registered profits for the interim period, thanks to improved balance sheets reflecting impairment losses on fixed assets recorded for the last six-month period and earlier.

Komatsu Electronics, Inc. boosted sales of semiconductor manufacturing-related equipment for the interim period, as semiconductor manufacturers sustained an aggressive stance for investments. Sales of thermoelectric modules for use in fiber optic communication networks also increased from the corresponding interim period a year ago. As a result, the company improved interim results substantially from the corresponding period last year.

2. Conditions of Consolidated Cash Flows

Due partly to an increase in working capital resulting from improved business results, net cash provided by operating activities declined by ¥15.5 billion from the corresponding interim period last year, to ¥54.1 billion (US$492 million). Net cash used in investing activities declined by ¥0.5 billion from the previous interim period, to ¥14.0 billion (US$128 million), due to aggressive investments in facilities and equipment to expand production, while cash was provided by the sale of land for the former Kawasaki Plant. Net cash used in financing activities totaled ¥47.7 billion (US$434 million), up ¥13.7 billion, reflecting the continued reduction of interest bearing debt.

As a result, cash and cash equivalents as of September 30, 2004 totaled ¥64.6 billion (US$588 million), a decline of ¥31.3 billion compared with the corresponding period a year ago.

Trends of Cash Flow Indicators:

	First half ended September 30, 2004	First half ended September 30, 2003	The entire FY ended March 31, 2004
Shareholders’ equity ratio (%)	32.2	31.2	31.6
Shareholders’ equity ratio at aggregate market value (%)	50.5	44.4	48.6
Years of debt redemption	4.0	3.5	3.9
Interest coverage ratio	10.3	9.7	7.9

Shareholders’ equity ratio: Shareholders’ equity / Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets

Years of debt redemption term: Interest-bearing debt/Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities /Interest expense

3. Outlook for the Rest of the Fiscal Year ending March 31, 2005

For its mainstay business of construction and mining equipment, Komatsu projects market demand will continue to expand worldwide, excluding China but including the world’s largest market of North America, South East Asia, the Middle East and CIS with investments in energy-related and social infrastructure development projects. Komatsu will capitalize on such market conditions, while executing important management tasks promptly and decisively.

While there are concerns over further price hikes of oil, steel and other raw materials as well as drastic fluctuations on the foreign exchange market, Komatsu expects to post record-high consolidated sales, operating profit and net income for the current fiscal year ending March 31, 2005, and simultaneously, accomplishing the goals of the mid-range management plan, launched last year, one year ahead of the schedule.

Consolidated and non-consolidated results for the fiscal year ending March 31, 2005 are projected as follows as of today.

1)	Consolidated

Net sales:	¥ 1,400 billion yen (up 17.0%)
Operating profit:	¥ 96 billion yen (up 45.6%)
Income before income taxes:	¥ 90 billion yen (up 232.9%)
Net income:	¥ 50 billion yen (up 85.4%)

2)	Non-consolidated

Net sales:	¥ 510 billion yen (up 21.8%)
Ordinary profit:	¥ 32 billion yen (up 60.5%)
Net income:	¥ 16.5 billion yen (up 55.8%)

Foreign exchange rates are premised at ¥107 to US$1 and ¥135 to EUR1 for the fiscal year ending March 31, 2005.

4. Redistribution of Profits for the Interim Period Ended September 30, 2004

The Company has determined to increase the interim dividends per share by ¥2 over the corresponding period last year, to ¥5, based on its basic policy concerning redistribution of profits.

Furthermore, the Company plans to increase the annual dividends per share by ¥4, to ¥11 (i.e., ¥5 for the interim and ¥6 for the fiscal year-end dividends per share).

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

Millions of yen

	As of September 30, 2004	As of September 30, 2003	Changes Increase (Decrease)	As of March 31, 2004
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥64,647	¥95,963	¥(31,316)	¥71,406
Time deposits	77	31	46	64
Trade notes and accounts receivable	368,445	320,046	48,399	354,184
Inventories	291,072	238,193	52,879	255,866
Other current assets	90,610	98,556	(7,946)	98,861

Total current assets	814,851	752,789	62,062	780,381

Investments	75,757	67,673	8,084	78,872

Property, plant, and equipment - Less accumulated depreciation	369,300	386,139	(16,839)	367,361

Other assets	130,217	94,139	36,078	122,031

Total	1,390,125	1,300,740	89,385	1,348,645

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	172,108	188,359	(16,251)	152,925
Trade notes and accounts payable	240,478	193,201	47,277	218,911
Income taxes payable	22,545	5,159	17,386	12,957
Other current liabilities	136,820	120,986	15,834	135,039

Total current liabilities	571,951	507,705	64,246	519,832

Long-term liabilities	332,376	351,049	(18,673)	365,660

Minority interests	38,277	36,507	1,770	37,646

Shareholders’ equity:
Common stock	67,870	67,870	—	67,870
Capital surplus	135,758	135,683	75	135,675
Retained earnings	271,507	234,882	36,625	249,454
Accumulated other comprehensive income (loss) (*)	(23,026)	(29,251)	6,225	(23,794)
Treasury stock	(4,588)	(3,705)	(883)	(3,698)

Total shareholders’ equity – net	447,521	405,479	42,042	425,507

Total	¥1,390,125	¥1,300,740	¥89,385	¥1,348,645

	As of September 30, 2004	As of September 30, 2003	Changes Increase (Decrease)	As of March 31, 2004
(*) Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(20,580)	¥(23,600)	3,020	¥(26,825)

Net unrealized holding gains on securities available for sale	15,860	9,765	6,095	15,491

Pension liability adjustments	(17,506)	(14,649)	(2,857)	(11,861)

Net unrealized holding gains (losses) on derivative instruments	(800)	(767)	(33)	(599)

Short & long-term debt	¥433,598	¥487,469	(53,871)	¥460,068

Condensed Consolidated Statements of Income

Millions of yen

	First half ended September 30, 2004	First half ended September 30, 2003	Changes Increase (Decrease)		The entire FY ended March 31, 2004
	(A)	(B)	(A)-(B)%
Revenues
Net sales	¥683,976	¥567,671	¥116,305	20.5	¥1,196,418
Interest and other income	15,255	6,479	8,776		11,945

Total	699,231	574,150	125,081	21.8	1,208,363

Costs and expenses
Cost of sales	508,723	417,144	91,579		881,231
Selling, general and administrative expenses	129,084	122,285	6,799		249,261
Interest expense	5,241	7,161	(1,920)		14,915
Other expense	7,983	6,068	1,915		35,920

Total	651,031	552,658	98,373	17.8	1,181,327

Income before income taxes, minority interests, and equity in earnings (losses)	48,200	21,492	26,708	124.3	27,036

Income taxes	19,904	9,719	10,185		(3,519)

Minority interests in (income) of consolidated subsidiaries	(2,957)	(1,765)	(1,192)		(3,839)

Equity in earnings (losses) of affiliated companies	684	(598)	1,282		247

Net income	¥26,023	¥9,410	¥16,613	176.5	¥26,963

Notes:	Comprehensive income for the first half ended September 30, 2004, 2003 and the entire fiscal year ended March 31, 2004 were 26,791 million yen, 13,140 million yen, and 36,150 million yen respectively.

Condensed Consolidated Statements of Cash Flows

Millions of yen

	First half ended September 30, 2004	First half ended September 30, 2003	Changes Increase (Decrease)	The entire FY ended March 31, 2004
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥26,023	¥9,410	¥16,613	¥26,963
Depreciation and amortization	34,889	34,356	533	69,863
Impairment loss on long-lived assets	2,386	—	2,386	19,051
Decrease (increase) in trade receivables	(2,964)	10,920	(13,884)	(22,410)
Decrease (increase) in inventories	(27,209)	(2,190)	(25,019)	(17,112)
Increase (decrease) in trade payables	12,353	16,582	(4,229)	41,188
Others, net	8,632	573	8,059	(253)

Net cash provided by operating activities	54,110	69,651	(15,541)	117,290

Investing activities
Capital expenditures	(34,155)	(31,851)	(2,304)	(59,350)
Proceeds from sales of property	20,957	7,771	13,186	15,750
Others, net	(894)	9,390	(10,284)	2,669

Net cash (used in) investing activities	(14,092)	(14,690)	598	(40,931)

Financing activities
Increase (decrease) in short – and long-term debt	(42,896)	(30,954)	(11,942)	(72,973)
Sales (purchase) of treasury stock, net	(890)	(49)	(841)	(43)
Dividends paid	(3,970)	(2,978)	(992)	(5,955)

Net cash (used in) financing activities	(47,756)	(33,981)	(13,775)	(78,971)

Effect of exchange rate change on cash and cash equivalents	979	(1,169)	2,148	(2,134)

Net increase (decrease) in cash and cash equivalents	(6,759)	19,811	(26,570)	(4,746)
Cash and cash equivalents, beginning of period	71,406	76,152	(4,746)	76,152

Cash and cash equivalents, end of period	¥64,647	¥95,963	¥(31,316)	¥71,406

Basis of Financial Statements (Consolidated)

1) Changes in group of entities

Consolidated subsidiaries

Added:	6 companies
Removed: (Merger)	2 companies
(Exclusion)	1 company

Affiliated companies accounted for by the equity-method

Removed: (Exclusion)	2 companies

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Unit

(1) Sales and Segment Profit

Millions of yen

	First half ended September 30, 2004			First half ended September 30, 2003			The entire FY ended March 31, 2004
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %
Construction & Mining Equipment	514,383	35,891	7.0	413,462	24,756	6.0	872,987	53,908	6.2
Industrial Machinery, Vehicles and Others	152,805	7,081	4.6	134,834	5,145	3.8	287,231	11,251	3.9
Electronics	53,294	5,608	10.5	43,431	746	1.7	91,325	4,556	5.0
Subtotal	720,482	48,580	6.7	591,727	30,647	5.2	1,251,543	69,715	5.6
Corporate & Elimination	(36,506)	(2,411)	—	(24,056)	(2,405)	—	(55,125)	(3,789)	—
Total	683,976	46,169	6.8	567,671	28,242	5.0	1,196,418	65,926	5.5

Interest and other income		15,255			6,479			11,945
Interest expense		5,241			7,161			14,915
Other expenses		7,983			6,068			35,920
Consolidated income before income taxes, minority interests and equity in earnings (losses)		48,200			21,492			27,036

Note:	Sales amount of every business segment includes inter-unit transactions as below:

	First half ended September 30, 2004	First half ended September 30, 2003	The entire FY ended March 31, 2004
Construction & Mining Equipment	6,932	4,473	9,743
Industrial Machinery, Vehicles and Others	29,571	19,488	45,240
Electronics	3	95	142

Total	36,506	24,056	55,125

(2) Assets, Depreciation, and Capital Expenditures

Millions of yen

	As of Sept. 30, 2004	First half ended Sept. 30, 2004		As of Sept. 30, 2003	First half ended Sept. 30, 2003
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	929,957	24,073	28,724	841,539	21,844	26,041
Industrial Machinery, Vehicles and Others	214,090	3,758	5,757	212,129	4,579	4,178
Electronics	142,387	6,475	6,801	164,022	7,114	7,149
Subtotal	1,286,434	34,306	41,282	1,217,690	33,537	37,368
Corporate & Elimination	103,691	—	—	83,050	—	—
Total	1,390,125	34,306	41,282	1,300,740	33,537	37,368

	As of Mar. 31, 2004	For the entire fiscal year ended Mar. 31, 2004
	Assets	Depreciation and Amortization	Capital Expenditures
Construction & Mining Equipment	897,163	44,469	56,345
Industrial Machinery, Vehicles and Others	215,668	9,205	8,649
Electronics	136,954	14,089	13,055
Subtotal	1,249,785	67,763	78,049
Corporate & Elimination	98,860	—	—
Total	1,348,645	67,763	78,049

2. Information by Region

(1) Sales and Segment Profit

Millions of yen

	First half ended September 30, 2004			First half ended September 30, 2003			The entire FY ended March 31, 2004
	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %	Sales	Segment Profit	Margin %
Japan	449,059	25,428	5.7	368,054	16,334	4.4	794,136	41,175	5.2
Americas	181,585	11,860	6.5	135,689	1,867	1.4	291,782	7,492	2.6
Europe	94,214	4,522	4.8	72,269	3,545	4.9	144,059	5,175	3.6
Others	108,850	7,808	7.2	93,487	8,058	8.6	196,918	14,667	7.4
Subtotal	833,708	49,618	6.0	669,499	29,804	4.5	1,426,895	68,509	4.8
Corporate & Elimination	(149,732)	(3,449)	—	(101,828)	(1,562)	—	(230,477)	(2,583)	—
Total	683,976	46,169	6.8	567,671	28,242	5.0	1,196,418	65,926	5.5

Note:	Sales amount of each region segment includes inter-segment transactions.

(2) Assets

Millions of yen

	As of September 30, 2004		As of September 30, 2003		As of March 31, 2004
	Assets	Ratio (%)	Assets	Ratio (%)	Assets	Ratio (%)
Japan	1,001,586	72.0	932,597	71.7	996,641	73.9
Americas	321,969	23.2	301,201	23.2	300,400	22.3
Europe	109,570	7.9	79,652	6.1	99,100	7.3
Others	135,365	9.7	120,944	9.3	134,906	10.0
Subtotal	1,568,490	112.8	1,434,394	110.3	1,531,047	113.5
Corporate & Elimination	(178,365)	(12.8)	(133,654)	(10.3)	(182,402)	(13.5)
Total	1,390,125	100.0	1,300,740	100.0	1,348,645	100.0

3. Overseas Sales

(1) First half ended September 30, 2004

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	171,344	95,953	175,178	442,475
Consolidated net sales	—	—	—	683,976
Ratio of overseas sales to consolidated net sales (%)	25.1	14.0	25.6	64.7

(2) First half ended September 30, 2003

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	131,336	74,677	135,599	341,612
Consolidated net sales	—	—	—	567,671
Ratio of overseas sales to consolidated net sales (%)	23.1	13.2	23.9	60.2

(3) The entire fiscal year ended March 31, 2004

Millions of yen

	Americas	Europe	Others	Total
Overseas sales	277,302	151,619	283,748	712,669
Consolidated net sales	—	—	—	1,196,418
Ratio of overseas sales to consolidated net sales (%)	23.2	12.7	23.7	59.6

Notes:	1)	Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
	2)	Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
		a) Americas: North America and Latin America b) Europe: Germany, U.K., and CIS c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

Millions of yen

		First half ended September 30, 2004		First half ended September 30, 2003		Changes		The entire FY ended March 31, 2004
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction & Mining Equipment	Japan	128,307	18.8	119,309	21.0	8,998	7.5	260,708	21.8
	Overseas	379,144	55.4	289,680	51.0	89,464	30.9	602,536	50.4
		507,451	74.2	408,989	72.0	98,462	24.1	863,244	72.2
Industrial Machinery, Vehicles and Others	Japan	85,992	12.5	83,581	14.7	2,411	2.9	174,030	14.5
	Overseas	37,242	5.5	31,765	5.6	5,477	17.2	67,961	5.7
		123,234	18.0	115,346	20.3	7,888	6.8	241,991	20.2
Electronics	Japan	27,202	4.0	23,169	4.1	4,033	17.4	49,011	4.1
	Overseas	26,089	3.8	20,167	3.6	5,922	29.4	42,172	3.5
		53,291	7.8	43,336	7.7	9,955	23.0	91,183	7.6
Total	Japan	241,501	35.3	226,059	39.8	15,442	6.8	483,749	40.4
	Overseas	442,475	64.7	341,612	60.2	100,863	29.5	712,669	59.6
		683,976	100.0	567,671	100.0	116,305	20.5	1,196,418	100.0

Financial Instruments

1. Derivative Financial Instruments

Millions of yen

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value	Contract, Notional Amounts	Carrying Amounts	Estimated Fair Value
Foreign exchange contracts and option contracts	34,549	(1,254)	(1,254)	7,596	663	663	12,373	439	439
As of Mar 31, 2004
Purchase of foreign currencies The equivalent of yen 30,238
Sale of foreign currencies The equivalent of yen 41,550
Option contracts (Purchased) The equivalent of yen 1,061
As of Sept 30, 2003
Purchase of foreign currencies The equivalent of yen 24,401
Sale of foreign currencies The equivalent of yen 28,587
Option contracts (Purchased) The equivalent of yen 3,411
As of Sept 30, 2004
Purchase of foreign currencies The equivalent of yen 23,694
Sale of foreign currencies The equivalent of yen 57,181
Option contracts (Purchased) The equivalent of yen 1,062
Interest rate swap, currency swap and Interest rate cap agreements	188,286	1,829	1,829	226,611	1,570	1,570	228,685	6,752	6,752

Note:	Contract, notional amounts of forward exchange contracts are net amounts (“sale” minus “purchase” plus “option contracts”).

2. Marketable Securities

Millions of yen

	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Investment Securities available for sale
Marketable equity securities
Cost	17,564	17,858	17,430
Fair value	45,701	36,028	45,016
Unrealized holding gains, net	28,137	18,170	27,586
Marketable debt securities
Cost	12	10	10
Fair value	12	10	10
Unrealized holding gains, net	0	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

Millions of yen & US dollars

except per share amounts

	First half ended September 30, 2004			First half ended September 30, 2003	Changes (2004-2003) Increase (Decrease)		The entire FY ended March 31, 2004
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	246,001	2,236		190,864	55,137	28.9	418,686
Japan	93,726	852		91,173	2,553	2.8	200,608
Overseas	152,275	1,384		99,691	52,583	52.7	218,077
Operating profit	13,869	126		8,738	5,131	58.7	20,931
Ordinary profit	17,917	163		9,956	7,961	80.0	19,942
Net income	8,441	77		5,266	3,175	60.3	10,588
Net income per share
Basic	¥8.51	7.7	¢	¥5.31	¥3.20		¥10.50

Notes:	1)	The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for the first half ended September 30, 2004 at the rate of ¥ 110 to $1, the approximate rate of exchange at September 30, 2004.
	2)	The numbers of average common shares outstanding were as follows:

• September 30, 2004	— 992,006,036
• September 30, 2003	— 992,484,365
• March 31, 2004	— 992,483,580

Dividends

	Fiscal Year ending March 31, 2005	Fiscal Year ended March 31, 2004
Cash dividends per share (Yen)
Interim (six months)	5.00	3.00
Annual (twelve months)	—	7.00

Financial Position

	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Total assets (¥ million)	767,412	735,497	755,988
Shareholders’ equity (¥ million)	466,046	454,444	462,185
Equity ratio (%)	60.7	61.8	61.1
Shareholders’ equity per share (Yen)	470.15	457.90	465.51

Note:	The numbers of common shares outstanding were below:

• September 30, 2004	— 991,267,779
• September 30, 2003	— 992,446,014
• March 31, 2004	— 992,488,276

Sales by Operation

Millions of yen

		First half ended September 30, 2004		First half ended September 30, 2003		Changes Increase (Decrease)		The entire FY ended March 31, 2004
		Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction & Mining Equipment	Japan	74,192	30.2	71,514	37.5	2,677	3.7	155,376	37.1
	Overseas	145,696	59.2	94,714	49.6	50,981	53.8	205,909	49.2
		219,888	89.4	166,229	87.1	53,659	32.3	361,285	86.3
Industrial Machinery, Vehicles and Others	Japan	19,533	7.9	19,658	10.3	(124)	(0.6)	45,232	10.8
	Overseas	6,578	2.7	4,976	2.6	1,602	32.2	12,167	2.9
		26,112	10.6	24,634	12.9	1,478	6.0	57,400	13.7
Total	Japan	93,726	38.1	91,173	47.8	2,553	2.8	200,608	47.9
	Overseas	152,275	61.9	99,691	52.2	52,583	52.7	218,077	52.1
		246,001	100.0	190,864	100.0	55,137	28.9	418,686	100.0

Projection for the Fiscal Year Ending March 31, 2005

(From April 1, 2004 to March 31, 2005)

Millions of yen

	Net Sales	Ordinary Income	Net Income
The entire fiscal year	510,000	32,000	16,500

(end)

For Immediate Release

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0) 3-5561-2616

Date: November 4th, 2004

URL: http://www.komatsu.com/

Revisions of Projections for Fiscal Year ending March 31, 2005

Komatsu Ltd. has revised the projections for consolidated and non-consolidated results for the fiscal year from April 1, 2004 to March 31, 2005, which the Company announced on May 7, 2004.

1. Revisions for the Fiscal Year Ending March 31, 2005

1) Consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change		Results for fiscal 2004**
			(B)-(A)%
Net sales	1,300,000	1,400,000 (17.0%)	100,000	7.7	1,196,418
Income before taxes	72,000	90,000 (232.9%)	18,000	25.0	27,036
Net income	37,000	50,000 (85.4%)	13,000	35.1	26,963

*	The amounts in parentheses indicate the changes from the corresponding period a year ago.
**	For reference only

2) Non-consolidated

Millions of yen

	Earlier projection (A)	Last projection (B)*	Change		Results for fiscal 2004**
			(B)-(A)%
Net sales	460,000	510,000 (21.8%)	50,000	10.9	418,686
Ordinary profit	29,000	32,000 (60.5%)	3,000	10.3	19,942
Net income	15,000	16,500 (55.8%)	1,500	10.0	10,588

*	The amounts in parentheses indicate the changes from the corresponding period a year ago.
**	For reference only

2. Reasons for the Revisions

For its mainstay business of construction and mining equipment, Komatsu projects market demand will continue to expand worldwide, excluding China but including the world’s largest market of North America, South East Asia, the Middle East and CIS with investments in energy-related and social infrastructure development projects. In view of these factors above, Komatsu expects to achieve better-than-projected results.

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